UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for February 2019

Santiago, Chile, March 13, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for February 2019 compared with the same period of 2018.

System passenger traffic increased 4.9%, while capacity rose by 6.5%. As a result, the Company’s load factor for the month fell 1.2 percentage points to 84.1%. International passenger traffic accounted for approximately 58% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a full-year breakdown for LATAM’s main business units.

	February			Year to Date by February
	2019	2018	% Change	2019	2018	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	10,120	9,644	4.9%	21,638	20,601	5.0%
DOMESTIC SSC (1)	1,914	1,766	8.4%	4,057	3,640	11.5%
DOMESTIC BRAZIL (2)	2,359	2,295	2.8%	5,218	5,102	2.3%
INTERNATIONAL (3)	5,848	5,583	4.7%	12,364	11,859	4.3%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	12,033	11,302	6.5%	25,508	23,999	6.3%
DOMESTIC SSC (1)	2,255	2,069	9.0%	4,735	4,314	9.8%
DOMESTIC BRAZIL (2)	2,889	2,827	2.2%	6,300	6,128	2.8%
INTERNATIONAL (3)	6,890	6,406	7.5%	14,473	13,557	6.8%

PASSENGER LOAD FACTOR
SYSTEM	84.1%	85.3%	-1.2 pp	84.8%	85.8%	-1.0 pp
DOMESTIC SSC (1)	84.9%	85.4%	-0.5 pp	85.7%	84.4%	1.3 pp
DOMESTIC BRAZIL (2)	81.6%	81.2%	0.5 pp	82.8%	83.3%	-0.4 pp
INTERNATIONAL (3)	84.9%	87.2%	-2.3 pp	85.4%	87.5%	-2.0 pp

PASSENGERS BOARDED (thousands)
SYSTEM	5,713	5,443	5.0%	12,297	11,675	5.3%
DOMESTIC SSC (1)	2,103	1,923	9.4%	4,480	4,000	12.0%
DOMESTIC BRAZIL (2)	2,198	2,145	2.5%	4,829	4,757	1.5%
INTERNATIONAL (3)	1,412	1,375	2.6%	2,988	2,917	2.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	301	281	7.1%	586	576	1.8%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	519	529	-2.0%	1,064	1,082	-1.7%

CARGO LOAD FACTOR
SYSTEM	57.9%	53.0%	4.9 pp	55.0%	53.2%	1.9 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 146 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 41.000 people worldwide, operating more than 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 320 aircraft average an age of around nine years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer